Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

BiomX Inc., or the Company, we, us or our, has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act – shares of Common Stock, $0.0001 par value per share, or the Common Stock. The shares Common Stock registered under Section 12 of the Exchange Act are listed on the NYSE American Stock Market.

The following summary is a description of the Company’s securities registered pursuant to Section 12 of the Exchange Act. We encourage you to read our Amended and Restated Certificate of Incorporation, as amended, or our Certificate of Incorporation, and Amended and Restated By-laws, or our Bylaws, which have been filed with the Securities and Exchange Commission, as well as the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL, for more information.

Our authorized capital stock consists of 750,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

Our holders of record of our Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of Common Stock. There is no cumulative voting with respect to the election of directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by our Board of Directors out of funds legally available therefor.

We have not paid any cash dividends on our Common Stock to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors at such time.

Preferred Stock

We have 256,888 Series X Non-Voting Convertible Preferred Stock, par value $0.0001 per share, outstanding, or the Series X Preferred Stock. Our Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series X Preferred Stock are set forth in the Certificate of Designation, which was filed with the Secretary of State of the State of Delaware prior to the closing of the merger between us and Adaptive Phage Therapeutics, Inc., or APT, on March 15, 2024, or the Merger.

Holders of Series X Preferred Stock are entitled to receive dividends on shares of Series X Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as, dividends actually paid on shares of the Common Stock. Except as otherwise required by law or with respect to the Series X Preferred Stock protective provisions set forth the Certificate of Designations and described below, the Series X Preferred Stock does not have voting rights.

The Certificate of Designation contains certain customary covenants of the Company that are customary for documents of this type, including restrictions on (i) consummating Fundamental Transactions (as defined in the Certificate of Designation), or (ii) reclassifying the outstanding Common Stock, including but not limited to a stock dividend or reverse stock split, in each case prior to the stockholder approval of the conversion of the Series X Preferred Stock into shares of Common Stock in accordance with the rules of NYSE American, or the Conversion Proposal, without the affirmative vote or written approval, agreement or waiver of the holders of 70% of the then outstanding shares of the Series X Preferred Stock, or the Requisite Holders. The Series X Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series X Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Series X Preferred Stock is prohibited from converting shares of Series X Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with any person whose beneficial ownership would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

In the event the Series X Preferred Stock is not convertible pursuant to the terms of the Certificate of Designation by the earlier to occur of (i) the time that the stockholders’ meeting is ultimately concluded or (ii) five months after the initial issuance of the Series X Preferred Stock, or the Deadline Date, upon written request by the Requisite Holders, the Company shall be required to pay to each holder of Series X Preferred Stock an amount in cash equal to the fair value of the shares of Series X Preferred Stock held by such holder, based on an average of the daily volume weighted average price of the Common Stock for the 30 trading days ending on (a) the first trading day prior to the Stockholders’ Meeting or (b) the Deadline Date.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board of Directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Special meeting of stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board of Directors, or by our chief executive officer.

Classified Board of Directors

Our Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. This system of electing Directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the Directors.

Advance notice requirements for stockholder proposals and director nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice to bring matters before our annual meeting of stockholders needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders, and a stockholder’s notice to nominate candidates for election as directors needs to be delivered to us not less than 120 days prior to any meeting of stockholders called for the election of directors. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

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